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CUSIP No. 900262-502

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. 21-FINAL)*

                        TURNER BROADCASTING SYSTEM, INC.
                                (Name of Issuer)

                Class B Common Stock, $.0625 per share par value
                         (Title of Class of Securities)

                                   900262-502
                                 (CUSIP Number)

                             Stephen M. Brett, Esq.
                     Sr. Vice President and General Counsel
                           Tele-Communications, Inc.
                     5619 DTC Parkway, Englewood, CO  80111
                                 (303) 267-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 4, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
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CUSIP No. 900262-502

                                                               Page 2 of 5 Pages

________________________________________________________________________________
         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 TELE-COMMUNICATIONS, INC.
                 84 - 588868
________________________________________________________________________________
         (2)     Check the Appropriate Box if a Member of a Group
                                                                 (a)      ( )
                                                                 (b)      ( )
________________________________________________________________________________
         (3)     SEC Use Only
________________________________________________________________________________
         (4)     Source of Funds
                 HC
________________________________________________________________________________
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)                           ( )
________________________________________________________________________________
         (6)     Citizenship or Place of Organization
                 Delaware
________________________________________________________________________________
  Number of      (7)      Sole Voting Power                 0
Shares Bene-     _______________________________________________________________
  ficially       (8)      Shared Voting Power               0 Shares
  Owned by       _______________________________________________________________
Each Report-     (9)      Sole Dispositive Power            0
 in Person       _______________________________________________________________
   With          (10)     Shared Dispositive Power          0 Shares
________________________________________________________________________________
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          0 Shares
________________________________________________________________________________
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares                                     ( )
________________________________________________________________________________
         (13)    Percent of Class Represented by Amount in Row (11)

                          0%
________________________________________________________________________________
         (14)     Type of Reporting Person

                          AF
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CUSIP No. 900262-502

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                            (Amendment No. 21-FINAL)

                                  Statement of

                           TELE-COMMUNICATIONS, INC.


                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                        TURNER BROADCASTING SYSTEM, INC.
                          (Commission File No. 0-9334)
                ________________________________________________

                 Tele-Communications, Inc., a Delaware corporation (Old TCI" or the "Reporting Person"), no longer being a mandated filer subject to Section 13(d) of the Act (see Item 2, below), having heretofore initially filed this Statement on June 15, 1987, and having subsequently amended it heretofore, all in paper format, does now hereby finally amend and restate the same as of the date hereof in electronic format:


ITEM 1.  Security and Issuer

                 The class of equity securities to which this Statement relates is the Class B common stock, par value $.0625 per share (the "Class B Common Stock") issued by Turner Broadcasting System, Inc., a Georgia corporation (the "Issuer" or the "Company"), which has its principal executive offices at One CNN Center, Atlanta, Georgia 30348.

                 This Statement also includes the following derivative securities: (a) shares of the Issuer's Class C Convertible Preferred Stock, each of which is presently convertible into six (6) shares of the Issuer's Class B Common Stock; and (b) Rights, if any, exercisable within 60 days, to acquire beneficial ownership of any of the Issuer's equity securities, by way of anti-dilution or pre-emptive or other privileges.


ITEM 2.  Identity and Background

                 This Statement is being filed by the above named Reporting Person, a Delaware corporation, whose principal business address is shown on the cover page hereof.

                 Said Reporting Person is principally engaged in the acquisition, development and operation of cable television systems, assets and programming interests.





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CUSIP No. 900262-502

                 On August 4, 1994, at Special Meetings of Stockholders of, respectively, Tele-Communications, Inc. ("Old TCI"; Commission File No. 0-5550; I.R.S. Identification No. 84-588868) and Liberty Media Corporation ("LMC"), there was approved and adopted an Agreement and Plan of Merger, dated as of January 27, 1994, as amended, which provided for, among other things, the Business Combination of Old TCI and LMC resulting in their becoming wholly owned subsidiaries of TCI/Liberty Holding Company, which was renamed "Tele-Communications, Inc." (hereinafter sometimes referred to as "New TCI"), effective upon certain filings which occurred on August 4, 1994 (the "Effective Date").

                 The foregoing summary of the Business Combination is hereby qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Proxy Statement of LMC and Old TCI and the Prospectus of TCI/Liberty Holding Company heretofore filed on June 23, 1994, by said parties as part of Registration Statement (No. 33-54263 on Form S-4), which, as amended, was ordered effective on June 28, 1994, and which are incorporated herein by reference and so filed herewith as Exhibit A. (See Item
7).

                 As heretofore publicly disclosed, the mentioned Business Combination is to be treated as a "consolidation" wherein, although the direct or indirect legal title to certain programming interests and cable television assets of LMC and Old TCI remain unchanged, the beneficial ownership thereof now belongs to New TCI. New TCI is now a publicly held company subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and will, commencing herewith, henceforth be a Reporting Person in respect of the securities of the Company beneficially owned by it. Old TCI and LMC are now no longer publicly held Reporting Persons under the Act, but each is now a wholly owned subsidiary of New TCI.

                 This Final Amendment is being filed by the Reporting Person because it is no longer the beneficial owner of more than five percent of any of the securities referred to in Item 1. Information required to be disclosed in this Item 2 concerning each director and executive officer of the Reporting Person is no longer believed to be applicable hereto.


ITEM 3.  Source and Amount of Funds or Other Consideration

                 Because the Reporting Person is no longer the beneficial owner of more than five percent of any of the securities referred to in Item 1, the information required to be disclosed by the Reporting Person in this Item 3 concerning the source and amount of funds or other consideration is no longer believed to be applicable hereto.


ITEM 4.  Purpose of Transaction

                 Because the Reporting Person is no longer the beneficial owner of more than five percent of the securities referred to in Item 1, the information required to be disclosed in this Item 4 by the Reporting Person concerning any present plans or proposals which relate to securities of the Company, or would involve the Company, is no longer believed to be applicable hereto.



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CUSIP No. 900262-502

ITEM 5.  Interest in Securities of the Issuer

                 (a) As described in Item 2, hereof, the Reporting Person presently beneficially owns none of the securities of the Company described in
Item 1 hereof.

                 (b) The Reporting Person has no power to vote or to direct the voting of the securities described in Item 1 that it legally, but not beneficially owns, nor has it the power to dispose of, or to direct the disposition of the securities described in Item 1. Said powers have now been transferred to New TCI (see Item 2).

                 (c)      No longer applicable.

                 (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock now beneficially owned by New TCI, except its wholly owned subsidiary, the Reporting Person, and then only for the benefit of New TCI.

                 (e) The date the Reporting Person ceased to be the beneficial owner of more than five percent of any class of securities described in Item 1 was August 4, 1994.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 There are presently no contracts, arrangements, understandings or relationships among the Reporting Person and other persons with respect to the securities of the Company except for any, pursuant to which legal title to additional shares may be issued to its subsidiaries, and then only for the benefit of New TCI.


ITEM 7.  Material to be Filed as Exhibits

     A. Registration Statement on Form S-4, filed by TCI/Liberty Holding Company on June 23, 1994 and thereafter amended and ordered effective June 23, 1994, under Commission File No. 33-54263, which is hereby incorporated by this reference.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  August 5, 1994                     TELE-COMMUNICATIONS, INC.



                                          By: /s/ STEPHEN M. BRETT
                                              Stephen M. Brett
                                              Sr. Vice President and
                                              General Counsel





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